SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Tax ID (CNPJ) No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE 220th MEETING OF THE FISCAL COUNCIL

HELD ON FEBRUARY 2, 2022

1.              DATE, TIME AND PLACE: On February 2, 2022, at 02:00 p.m., through videoconference, due to the restrictions in force to the traffic of people caused by the COVID-19 pandemic.

2.              CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting called pursuant to the Internal Regulations of the Fiscal Council of Braskem S.A. ("Braskem” or “Company"), with attendance of all Board Members indicated below. Mr. Pedro Freitas, Mrs. Rosana Cristina Avolio, Mrs. Lilian Porto Bruno, Mrs. Ana Paula Tarossi Silva, Mrs. Clarisse Mello Machado Schlieckmann, Mrs. Larissa Rosetto Varella, Mrs. Fernanda Valera Menegatti and Mr. Lucas Ribeiro Matos Almeida, all members of the Company, also attended the meeting. Mr. Henrique Vargas Beloch, partner of BMA Advogados - Barbosa Müssnich Aragão, legal advisor of the Company, attended the meeting as well. The Chairman of the Fiscal Council, Mr. Amós da Silva Cancio, presided over the meeting and Ms. Clarisse Mello Machado Schlieckmann acted as secretary.

3.              AGENDA: After examining the matter on the agenda, the members of the Fiscal Council, within the attributions provided for by Law No. 6,404/76, as amended (“Brazilian Corporate Law”), and fulfilling their duties as a Fiscal Council, took notice and resolved on the following matter:

3.1.	GIVE AN OPINION ON THE CONVERSION OF ALL THE CLASS "B" PREFERRED SHARES ISSUED BY THE COMPANY INTO CLASS "A" PREFERRED SHARES ISSUED BY THE COMPANY, AT THE RATIO OF 2 (TWO) CLASS "B" PREFERRED SHARES TO 1 (ONE) CLASS "A" PREFERRED SHARE: Mr. Pedro Freitas and Ms. Rosana Cristina Avolio made a presentation on the subject, during which clarifications were provided to the questions raised by the Board Members. After analyzing the Company's management proposal, the Board Members gave a favorable opinion on the said proposal, and issued a favorable opinion, as per Exhibit I hereto.

4.              ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, and, after being read, discussed and found to be in order, were signed by all Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting.

São Paulo/SP, February 2, 2022.

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel. (71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71) 3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

BRASKEM S.A.

Tax ID (CNPJ) No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE 220th MEETING OF THE FISCAL COUNCIL

HELD ON FEBRUARY 2, 2022

Amós da Silva Cancio Chairman Gilberto Braga Effective Member	Clarisse Mello Machado Schlieckmann Secretary Ismael Campos de Abreu Effective Member
Heloisa Belotti Bedicks Effective Member	Marcílio José Ribeiro Júnior Effective Member

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel. (71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71) 3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

BRASKEM S.A.

Tax ID (CNPJ) No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE 220th MEETING OF THE FISCAL COUNCIL

HELD ON FEBRUARY 2, 2022

EXHIBIT I

FISCAL COUNCIL'S REPORT

The members of BRASKEM S.A.'s Fiscal Council, in exercising the attributions provided for in article 163, paragraph III, of Law No. 6,404/76, after examining management's proposal for approval of the conversion of all of the Company's Class "B" Preferred Shares into Class "A" Preferred Shares, at the ratio of two (2) class "B" preferred shares to one (1) class "A" preferred share, with the subsequent amendment of the Company’s Capital Stock, in accordance with the ratio established in article 6, paragraph 3, of the Company's Bylaws for the voluntary conversion of such shares, unanimously issued favorable opinion on the approval of said conversion and its submission to the Special Meeting of Holders of the Company's Class "B" Preferred Shares, pursuant to article 136, paragraph 1 of Law No. 6,404/76 and the conversion, if approved by the Special Meeting, will be subject to approval at a General Meeting of the Company's Shareholders to be called in due course, by the vote of shareholders representing at least half of the total votes conferred by the voting shares issued by the Company, under the terms of art. 136, caput and item II of Law No. 6,404/76.

São Paulo/SP, February 2, 2022.

Marcílio José Ribeiro Júnior Effective Member Ismael Campos de Abreu Effective Member	Gilberto Braga Effective Member Amós da Silva Cancio Effective Member
Heloisa Belotti Bedicks Effective Member

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel. (71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71) 3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.